Exhibit 99.1

News Release

June 27, 2018

Turquoise Hill board appoints interim CEO

Turquoise Hill Resources today announced the Company’s Board of Directors has appointed Chief Financial Officer Luke Colton to the additional position of interim Chief Executive Officer effective July 1, 2018. The board is in the final stages of a robust CEO search and expects to make an announcement in the near term. As previously disclosed, current CEO Jeff Tygesen is retiring from the Company.

Prior to joining Turquoise Hill in October 2017, Mr. Colton worked for Rio Tinto in various product groups, including Energy & Minerals and Iron Ore. Prior to joining Rio Tinto, he was a Senior Accountant with Ernst & Young.

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com